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July 29, 2024

VIA EDGAR

Messrs. Joshua Gorsky, Tim Buchmiller

Division of Corporation Finance – Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Tevogen Bio Holdings Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 23, 2024
File No. 333-280414

Dear Messrs. Gorsky and Buchmiller:

This letter is submitted on behalf of Tevogen Bio Holdings Inc. (the “Company”) in response to the comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in a letter dated July 24, 2024 with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 filed by the Company on July 23, 2024 (the “Registration Statement”). For your convenience, the Staff’s numbered comment is set forth in bold, followed by the response on behalf of the Company.

Amendment No. 1 to Registration Statement on Form S-1

General

1.	We note you are registering for resale 600,000 shares of common stock that are issuable upon conversion of shares of Series A-1 Preferred Stock that are convertible at a conversion price of $10.00 per share. We also note your disclosure that the investor in the Series A-1 Preferred Stock agreed to purchase 600 shares of Series A-1 Preferred Stock for an aggregate purchase price of $6.0 million, of which $3.0 million has been received as of July 23, 2024. It appears that you are registering the resale of all of the 600,000 shares of common stock issuable upon conversion of the Series A-1 Preferred Stock. If 300 shares of your Series A-1 Preferred Stock have not yet been sold to the investor as of the date that the registration statement was filed, please provide us with an analysis as to why you believe that the underlying 300,000 shares of common stock can be registered for resale at this time. For guidance, refer to Questions 139.06 and 139.11 of our Compliance and Disclosure Interpretations relating to Securities Act Sections.

Response: For the reasons set forth below, the Company respectfully submits that it believes all 600,000 shares of common stock underlying the Company’s Series A-1 Preferred Stock can be registered for resale at this time consistent with Questions 139.06 and 139.11 of the Staff’s Compliance and Disclosure Interpretations relating to Securities Act Sections (the “C&DIs”), notwithstanding that all of the Series A-1 Preferred Stock has not yet been issued.

Messrs. Joshua Gorsky, Tim Buchmiller

Division of Corporation Finance

July 29, 2024

Consistent with the C&DIs, at the time of the Registration Statement’s filing, the purchaser of the Series A-1 Preferred Stock was irrevocably and unconditionally bound to purchase a set number of shares (600 shares) for a previously established, set purchase price ($6.0 million) that is already fixed and is therefore not contingent on the market price at the time of effectiveness of the Registration Statement or based on market price or a fluctuating ratio. The shares of Series A-1 Preferred Stock will also be convertible into a set number of shares of common stock (600,000) at a previously established, set conversion price ($10) that similarly is already fixed and is therefore not contingent on the market price at the time of effectiveness of the Registration Statement or based on market price or a fluctuating ratio.

In addition, consistent with C&DI 139.11, the purchaser of the Series A-1 Preferred Stock was already at market risk at the time of filing of the Registration Statement. The purchaser agreed to purchase the shares at a previously set price and with a previously set conversion price (which is at a premium to the current market price) that make the purchaser’s ability to realize a profit from any future sale of the shares of common stock underlying the Series A-1 Preferred Stock subject to the fluctuating value of the common stock. The purchaser has also already paid a portion of the purchase price, which the Company considers to be a nonrefundable amount paid toward the purchase price, placing the purchaser’s investment at further risk.

Although the closing of the sale of the 600 shares of Series A-1 Preferred Stock has not yet occurred, the purchaser was required under the purchase agreement to pay the full amount of the purchase price as of a date prior to the date the Registration Statement was filed, and there are no unsatisfied closing conditions that would permit the purchaser not to consummate the purchase. The Company has not waived the purchaser’s requirement to pay the purchase price, and nonpayment could subject the purchaser to ordinary contract damages or equitable remedies, such as specific performance, levied through binding arbitration pursuant to the terms of the purchase agreement.

Messrs. Joshua Gorsky, Tim Buchmiller

Division of Corporation Finance

July 29, 2024

The terms of the Series A-1 Preferred Stock evidence the parties’ expectation that conversions and resales would occur gradually and that the arrangement was not entered into with a view toward distribution or as a conduit for the sale by the Company of securities to the general public. Notably, the shares are not contractually entitled to resale registration, and the inclusion of the shares underlying the Series A-1 Preferred Stock in the Registration Statement is for the convenience of the Company. The only provision in the Series A-1 Preferred Stock transaction documents that relates to resale registration is one that provides that the Company must register the shares for resale in order to be able to exercise its right to call the Series A-1 Preferred Stock for cancelation, which right is also subject to the common stock reaching a price of $5.00 – significantly higher than the market price at either the time of the agreement or present. In addition, the Series A-1 Preferred Stock bears a dividend and has a conversion price significantly higher than the current market price of the common stock, which are terms that incentivize the purchaser not to immediately convert and sell the underlying shares of common stock.

Separately, we note that while C&DI 139.06 provides that a resale registration statement “may be filed” when “the closing of the private placement [is] contingent on filing or effectiveness of a resale registration statement,” the use of the word “may” together with other context and guidance, including the fact patterns discussed elsewhere in C&DIs 139.06 and 139.11, reflects that closing contingent on filing or effectiveness of a resale registration statement is a non-exclusive circumstance under which a resale registration statement may cover the resale of shares the sale of which has not yet been completed.

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The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning the response above, please do not hesitate to contact the undersigned at (410) 659-2778. We thank you in advance for your attention to the above.

Sincerely,

William I. Intner

cc:	Ryan Saadi, CEO and Chairperson of the Board of Directors, Tevogen Bio Holdings Inc.
Kirti Desai, CFO, Tevogen Bio Holdings Inc.
J. Nicholas Hoover, Hogan Lovells US LLP